Filed by Trump Media & Technology Group Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Trump Media & Technology Group Corp.

Commission File No.: 001-40779

Date: September 30, 2026

On September 30, 2026, Trump Media & Technology Group Corp. made the following communications available on the social media platform identified below.

Truth Social:

https://truthsocial.com/@kjmcgurn/posts/117360010389609666